March 18, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Karina Dorin

Re:
Covenant Logistics Group, Inc.
Registration Statement on Form S-3 (File No. 333-294107, filed on March 6, 2026)
Request for Acceleration

Ladies and Gentlemen:

            Covenant Logistics Group, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 P.M., Eastern Daylight Time, on Friday, March 20, 2026, or as soon thereafter as is practicable. The Company hereby authorizes Heidi Hornung-Scherr of Scudder Law Firm, P.C., L.L.O., counsel to the Company, to orally modify or withdraw this request for acceleration.

            Thank you for your assistance. Please call Ms. Hornung-Scherr at (402) 435-3223 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Covenant Logistics Group, Inc.

By:	/s/ James S. Grant
James S. Grant
Executive Vice President and Chief Financial Officer

c:
Karina Dorin (via e-mail)